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                          December 4, 2020

       Michael Escalante
       Chief Executive Officer
       Griffin Capital Essential Asset REIT, Inc.
       1520 E. Grand Avenue
       El Segundo, CA 90245

                                                        Re: Griffin Capital
Essential Asset REIT, Inc.
                                                            Form S-4
                                                            Filed November 25,
2020
                                                            File No. 333-250962

       Dear Mr. Escalante:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Stacey P. McEvoy, Esq.